UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2026

Commission File Number: 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignation of Director and Officer

On November 3, 2026, Mr. Haokang Zhu resigned as a director of the board of directors (the “Board”) of SOLOWIN HOLDINGS (the “Company”), effective immediately.

On the same date, Ms. Lili Liu resigned as Chief Financial Officer and Company Secretary, effective immediately.

Appointment of Director and Officer

On November 3, 2026, the Board appointed Ms. Wenjie Zhang as a director to the Board to fill the vacancy resulting from Mr. Zhu’s resignation. Following the appointment, Ms. Zhang is now a director to the Board.

On the same date, the Board appointed Ms. Feixuan Xia as the Chief Financial Officer and Company Secretary of the Company, effective November 3, 2026.

In connection with her appointment, the Company entered into an employment agreement with Ms. Xia. The employment agreement commenced on November 3, 2026 and may be terminated by either party in accordance with its terms.

The following is the biographical information of Ms. Zhang and Ms. Xia:

Ms. Wenjie Zhang, age 38, has served as Head of Human Resources and Administration of Insight Technology Limited since April 2024. Prior to joining Insight Technology Limited, Ms. Zhang served as Vice President of Payments at Finalto from May 2023 to March 2024. From September 2019 to April 2022, Ms. Zhang served as Finance & Operations Manager at Leisure & Resorts World Corp. Ms. Zhang received a bachelor’s degree in accounting from Xi’an Jiaotong University City College and a master’s degree in information systems management from The Hong Kong Polytechnic University.

Ms. Feixuan Xia, age 34, has served as an Account Manager at Solomon JFZ (Asia) Holdings Limited and Solomon Private Wealth Limited since September 2024, each a wholly owned subsidiary of the Company. She has also served as an Account Manager at AlloyX (Hong Kong) Limited since February 2025 and AX Coin HK Limited since April 2025, each a wholly owned subsidiary of the Company. Ms. Xia previously served as a consultant to the Company from October 2022 to June 2024. Ms. Xia received a bachelor’s degree in economics and business from the University of Northampton and a master’s degree in international relations for Belt and Road countries from Hong Kong Chu Hai College.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-282552) and the Company’s registration statement on Form S-8 (File No. 333-275337) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	SOLOWIN HOLDINGS

/s/ Ling Ngai Lok
	Name:	Ling Ngai Lok
	Title:	Chief Executive Officer and Chairman

2